Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

October 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Holly Hunter-Ceci, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. Hunter-Ceci:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Blockchain & Bitcoin Strategy ETF (the “Fund”), included in Post-Effective Amendment No. 652 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on October 5, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
1. Comment: Please file the Registrant’s written response to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the Amendment. Unless stated otherwise, comments apply to the same or related disclosure throughout the Registration Statement. Where a reply contemplates revised disclosure, include the proposed new language in the correspondence. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Please provide all missing or bracketed information from the 485(a) filing with the response letter to these comments.
Response: The Registrant confirms that it will file its responses to the Staff’s comments at least 5 business days prior to the Amendment’s effectiveness. The Registrant will include any proposed disclosure changes in such correspondence and/or explain any exceptions. In addition, the Registrant will complete all bracketed and missing information not included herein in the filing to be made pursuant to Rule 485(b) under the Securities Act. The Registrant has included in Appendix A hereto, the revised section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES."
PROSPECTUS
2. Comment: The general instructions to Form N-1A call for disclosure that is clear, concise and understandable and tailored to the Fund’s particular circumstances. As written, the Staff notes that much of the Fund’s disclosure seems generic. For example, the Staff notes the reference throughout to cryptocurrency

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

generally despite the Fund’s focus on investment in Bitcoin Futures. Please review and revise the disclosures as appropriate.
Response: The Registrant notes that the references throughout the Amendment to cryptocurrencies have been tailored to the Fund’s investment strategy, as the Fund may invest in Blockchain Companies & Digital Asset Funds, as well as in Bitcoin Futures. As a result, the Registrant believes that existing references to cryptocurrencies are appropriate in light of the Fund’s investment exposure, particularly given the fact that the Fund may have exposure in general to cryptocurrencies as a result of its investment in Blockchain Companies & Digital Asset Funds.
PROSPECTUS
3. Comment: Please supplementally describe the Fund’s plans for coming into compliance with the new derivatives rule, Rule 18f-4 under the 1940 Act, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including an anticipated designated index) or absolute Value-at-Risk (“VaR”) test. If the Fund will be using a relative VaR test please describe the reference index. The Staff notes Release No. IC-34084, “Use of Derivatives by Registered Investment Companies and Business Development Companies”.
Response: The Fund intends to comply with Rule 18f-4 by the compliance date of such rule. The Fund will adopt and implement a written derivatives risk management program, which shall include policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program will be administered and overseen by a committee that will be designated as the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks as they pertain to Bitcoin Futures. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund's futures exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels.

FEES AND EXPENSES
4. Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example prior to the Registration Statement’s effectiveness. In addition, please include an explanation of the material assumptions that the Registrant used in estimating “Other Expenses” and how the Registrant determined that the estimate was reasonable.
Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Management Fees:	0.65%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.65%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$66	$208
PRINCIPAL INVESTMENT STRATEGIES
5. Comment: The Staff notes that the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” include the following risk factors: “Currency Risk”, “Foreign Custody Risk” and “Foreign Securities Risk”. Please disclose the Fund’s intention to invest in international blockchain companies as part of its principal investment strategy including the criteria in doing so.
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as noted below in response to the Staff’s comments:

The Fund is an actively managed exchange traded fund (“ETF”) that seeks to achieve its investment objective by investing in equity securities of U.S. and non-U.S. issuers and select U.S. listed digital asset funds that Global X Management Company LLC (the “Adviser”) believes are positioned to benefit from further advances in the fields of blockchain technology (“Blockchain Companies & Digital Asset Funds”), and in long positions on U.S. listed bitcoin futures (“Bitcoin Futures”) contracts.

6. Comment: The Staff notes the Fund’s intention to invest in Blockchain Companies and the China-related risk disclosures throughout the Fund’s Prospectus. The Staff is generally aware of recent announcements made by Chinese authorities banning cryptocurrency trading and mining. Please disclose how these developments impact the Fund’s potential investment universe and principal investment strategy.

Response: The Registrant notes that, although Chinese authorities have recently banned certain cryptocurrency-related activities, including cryptocurrency trading and mining, such regulation does not apply to other cryptocurrency-related activities, including the manufacture of cryptocurrency-related hardware currently undertaken by several publicly-traded Chinese companies. To the extent that further regulation, including regulation by Chinese authorities, may impact the value of Blockchain Companies, including as a result of a prohibition of activities undertaken by such companies, the Registrant has revised the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Associated Risks Related to Investing in Blockchain Companies” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Associated Risks Related to Investing in Blockchain Companies” in response to the comment as follows:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Associated Risks Related to Investing in Blockchain Companies: Blockchain companies may be adversely impacted by government regulations or economic conditions. Blockchain technology is new and its uses are in many cases untested or unclear. These companies may also have significant exposure to fluctuations in the spot prices of digital assets, particularly to the extent that demand for a company’s hardware or services may increase as the spot price of digital assets increase. Blockchain companies typically face intense competition and potentially rapid product obsolescence. In addition, many Blockchain companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. Access to a given blockchain may require a specific cryptographic key (in effect a string of characters granting unique access to initiate transactions related to specific digital assets) or set of keys, the theft, loss, or destruction of which, either by accident or as a result of the efforts of a third party, could irrevocably impair a claim to the digital assets stored on that blockchain.

Many Blockchain companies currently operate under less regulatory scrutiny than traditional financial services companies and banks, but there is significant risk that regulatory oversight could increase in the future. For example, companies that operate trading platforms and/or exchanges may face heightened regulatory risks associated with their operations. The SEC has made several public statements indicating that some cryptocurrency exchanges may be operating unregistered securities exchanges in violation of applicable regulations. In August 2021, the SEC settled charges with Poloniex for selling digital asset securities between 2017 and 2019 without registering as a national securities exchange. Higher levels of regulation could increase costs and adversely impact the current business models of some Blockchain companies and could even result in the outright prohibition of certain business activities. For example, on September 24, 2021, multiple Chinese regulators issued prohibitions on all cryptocurrency transactions and mining. Any further restrictions imposed by ~~foreign~~ governments, including China or the United States, on cryptocurrency-related activities ~~the use and mining of digital assets,~~ may adversely impact Blockchain Companies and in turn the Fund. These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers. Blockchain companies involved in digital assets may face slow adoption rates and be subject to higher levels of regulatory scrutiny in the future, which could severely impact the viability of these companies. Blockchain companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology. The customers and/or suppliers of Blockchain companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on Blockchain companies.

7. Comment: If the universe of Blockchain Companies in which the Fund may invest is expected to be small, please disclose such fact and include the associated risk factors.

Response: In response to the Staff’s comment, the Registrant has updated the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” to include the following risk disclosure:

Investable Universe of Companies Risk: The investable universe of companies in which the Fund may invest may be limited. The Fund may hold a large concentration of its net assets in a single security or issuer. Holding a large concentration in a single security or issues may expose the Fund to the market volatility of that specific security or issuer if the security performs worse than the market as a whole, which could adversely affect the Fund’s performance.

8. Comment: At this time, the Staff believes that the bitcoin based underlying investments for ETFs should trade only on U.S. regulated exchanges such as the Chicago Mercantile Exchange (“CME”) for bitcoin futures. Grayscale Bitcoin Trust, which is offered privately and traded in over-the-counter (“OTC”) markets would not

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

meet that standard nor would the Canadian Bitcoin exchange traded funds or other unregistered vehicles that provide exposure to digital assets. Accordingly, please delete all of these references throughout the Registration Statement.

Response: The Registrant has revised the section of the Fund’s Summary Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to clarify that all investments in other pooled investment vehicles that have exposure to bitcoin will be via exchange traded products that are listed on a U.S. regulated exchange as illustrated below:

Blockchain Companies & Digital Asset Funds also include U.S.-listed companies or funds that directly own a material amount of digital assets.

9. Comment: Please describe how the Fund will typically allocate its investments between Blockchain Companies and Bitcoin Futures, including the maximum anticipated allocations and the investment criteria considered in making such allocations.

Response: The Registrant notes that evolving market dynamics are likely to inform its allocations of investments between Blockchain Companies and Bitcoin Futures. As such, the Registrant does not anticipate a maximum allocation to either Blockchain Companies or Bitcoin Futures. Any allocation determination may be informed by a variety of criteria, including, but not limited to, liquidity, open interest/free float market capitalization, regulatory requirements, anticipated cost of carry, correlation to the price movements of bitcoin, other fundamental investment considerations and/or the then-current size of the Fund.

10. Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the Fund includes in its definition of Blockchain Companies, companies that are expected to derive at least 50% of their revenues, operating income, or assets from Blockchain & Digital Asset Transactions, which may include “[C]ompanies that operate trading platforms/exchanges, custodians, wallets, and/or payment gateways for digital assets.” Please consider the need for enhanced risk disclosure regarding the Fund’s potential investments in companies that operate trading platforms and exchanges as it relates to regulatory risk associated with the status of such trading platforms and exchanges.

Response: The Registrant has revised the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Associated Risks Related to Investing in Blockchain Companies” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Associated Risks Related to Investing in Blockchain Companies” in response to the comment as illustrated in the response to Comment #6 above.

11. Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the Fund includes in its definition of Blockchain Companies companies that are expected to derive at least 50% of their revenues, operating income, or assets from Blockchain & Digital Asset Integration, which may include “[C]ompanies that provide engineering and consulting services for the adoption and utilization of the blockchain and digital asset technology”. Please clarify that the Fund will consider only those revenues, operating income and/or assets from consulting and/or engineering services specifically related to blockchain and digital asset technology.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” in response to the comment as follows:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

5.    Blockchain & Digital Asset Integration: Companies that provide engineering and consulting services ~~for~~ specifically tied to the adoption and utilization of blockchain and digital asset technology.

12. Comment: In the second paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Fund’s principal investment strategy disclosure addresses the types of investments which the Fund will make but do not discuss the process that the Fund’s portfolio management team uses to make its investment decisions or to construct the portfolio as a whole. Please revise the Item 4 and Item 9 disclosures to address. Please see Item 9(b)(2) of Form N-1A.

Response: The Registrant has revised the sections of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” and “ADDITIONAL INFORMATION ABOUT THE FUND” to note that any allocation determination may be informed by a variety of criteria, including, but not limited to, liquidity, open interest/free float market capitalization, regulatory requirements, anticipated cost of carry, correlation to the price movements of bitcoin, other fundamental investment considerations and/or the then-current size of the Fund as shown below:

The Fund’s allocation determinations may be informed by a variety of criteria, including, but not limited to, liquidity, open interest/free float market capitalization, regulatory requirements, anticipated cost of carry, correlation to the price movements of bitcoin, other fundamental investment considerations and/or the then-current size of the Fund.

13. Comment: In the third paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please describe in Plain English the terms “Bitcoin network” and "public-key cryptography."

Response: The Registrant has revised the corresponding paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows in response to the comment:

Bitcoin is a digital asset the ownership and behavior of which are determined by participants in an online, peer-to-peer network that connects computers that run publicly accessible, or “open source,” software that follows ~~the~~ an agreed upon set of rules and procedures. This network is referred to as the “Bitcoin network,” and the rules and procedures governing the Bitcoin network~~,~~ are commonly referred to as the “Bitcoin protocol”. The value of bitcoin, like the value of other digital assets, is not backed by any government, corporation or other identified body. Ownership and the ability to transfer or take other actions with respect to bitcoin is protected through ~~public-key cryptography~~ the Bitcoin protocol, which allows bitcoin to be sent to a publicly available address that is generated from a private numerical key, but which prevents anyone other than the holder of such private numerical key from accessing the bitcoin associated with the publicly available address.

14. Comment: With respect to the penultimate paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in relation to the Global X Subsidiary, please note the following comments.

a. Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8), capital structure and leverage (Section 18) on an aggregate basis with the Global X Subsidiary.

Response: The Fund intends to comply with the requirements of Section 8 and Section 18 of the 1940 Act on an aggregate basis with the Global X Subsidiary, however, the Registrant respectfully declines to

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

revise the disclosure because as noted in General Instruction C.1(c) of Form N-1A, the disclosure in the Prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.” Furthermore, the Registrant believes such disclosure may cause unnecessary confusion for investors.

b. Please disclose that any investment adviser to the Global X Subsidiary complies with the provision of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Please note that any investment advisory agreement between the Global X Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.
Response: The relationship between the Global X Subsidiary and its investment adviser is not subject to either Section 2(a)(20) or Section 15 of the 1940 Act. Section 2(a)(20) encompasses relationships between an investment adviser and an investment company in which it is in privity of contract; it does not address the relationship between a non-investment company subsidiary of the investment company or the subsidiary’s investment adviser. Similarly, the agreement is not subject to the requirements of Section 15 of the 1940 Act because the Global X Subsidiary is not registered as an investment company under the 1940 Act. As a result, a contract between the Global X Subsidiary and the Adviser is not required to comply with the specific requirements of Section 15. The Fund, however, has structured the advisory contracts at the subsidiary level to provide protections that are either identical to the requirements of Section 15, or that provide substantially similar protections. First, the Adviser and the Global X Subsidiary will enter into a written investment advisory agreement that substantially meets the requirements of Section 15. Some of each contract’s provisions will be identical to those required by Section 15(a): the contract precisely describes the compensation to be paid; and provides in substance, that it may be terminated at any time, without the payment of penalty, by the Board of Directors of the Global X Subsidiary or by vote of the majority of the outstanding voting securities of the Cayman Subsidiary on not more than sixty day notice. In lieu of containing provisions that relate to its continuance or that require termination on assignment, the contract instead contains a provision that states that the agreement will terminate automatically if the investment advisory agreement between the Fund and the Adviser terminates. As a practical matter, this means that if the Board of Trustees of the Trust determines as part of the annual renewal process not to renew the Fund’s contract with the Adviser, the contract with the Global X Subsidiary would similarly terminate. Also, if the Fund’s investment advisory contract terminates due to a statutory assignment on the part of the Adviser, the Adviser’s contract with the Global X Subsidiary would similarly terminate. If the Adviser were to attempt to contractually assign the investment advisory contract with the Global X Subsidiary, any such action would be subject to the review of the Fund’s Board of Trustees, and would be subject to the Board of Trustee’s ability to use its control of the Global X Subsidiary to terminate the agreement.

Finally, the contract between the Global X Subsidiary and the Adviser will not be reviewed annually on a stand-alone basis. Instead, the Trust’s Board of Trustees will consider the Adviser’s performance with regard to the Fund as a whole. As a result, the performance of the Adviser with regard to the Global X Subsidiary, which is integral to the Fund’s performance, will effectively be integrated into the review and consideration of the main advisory agreements as a whole.

The Trust confirms that the investment advisory agreement between the Global X Subsidiary and the Adviser will be filed as an exhibit to the Trust’s Registration Statement.

c. Please confirm that the Global X Subsidiary will comply with the requirements of Section 17 of the 1940 Act related to affiliated transactions and custody. Additionally, please identify the custodian of the Global X Subsidiary.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Response: The Registrant confirms that the Global X Subsidiary will comply with the requirements of Section 17 of the 1940 Act. The Registrant notes that Brown Brothers Harriman & Co., the Fund’s custodian will serve as the custodian to the Global X Subsidiary.

d. Please confirm in correspondence whether the financial statements of the Global X Subsidiary will be consolidated with those of the Fund.

Response: The Registrant confirms that the financial statements of the Global X Subsidiary will be consolidated with those of the Fund.

e. Please confirm in correspondence that: a) the Global X Subsidiary management fee (including any performance fee) will be included in management fees and that the Global X Subsidiary’s expenses will be included in “Other Expenses” in the fee table; b) that the Global X Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States of America; and c) that the Global X Subsidiary and its Board of Directors will agree to inspections by the Staff of the Global X Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that: (1) the Global X Subsidiary's expenses will be included in the fee table included in the Fund's Prospectus; (2) the Global X Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States; and (3) the Global X Subsidiary and its Board of Directors will agree to inspection of the Subsidiary's books and records by the Staff.

15. Comment: In the last paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the Fund’s concentration policy.

Response: The Registrant has revised the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" as noted below:

The Fund may concentrate (i.e., hold 25% or more of its total assets) in investments that provide exposure to bitcoin and Bitcoin Futures. The Fund concentrates its equity investments (i.e., holds 25% or more of its total equity assets) to the same extent that the Global X Blockchain ETF is concentrated.

SUMMARY OF PRINCIPAL RISKS

16. Comment: Please order the risks to prioritize risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized; see ADI 2019-08 “Improving Principal Risk Disclosure”.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

17. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Asset Class Risk – Bitcoin Futures Risk”, the Staff notes that disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” states that the Fund will only be taking long positions in bitcoin however, this risk factor implies that the Fund will be engaging in short selling of bitcoin. Please delete this reference as inapplicable to the Fund’s strategy.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Response: The Registrant has revised the first paragraph of the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Bitcoin Futures Risk” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Futures Risk” in response to this comment as follows:
Bitcoin Futures Risk: Trading in the cash bitcoin market remains difficult as compared to more traditional cash markets, and in particular short selling bitcoin remains challenging and costly. As a result of these features of the bitcoin cash market, market makers and arbitrageurs may not be as willing to participate in the Bitcoin Futures market as they are in other futures markets. Each of these factors may increase the likelihood that the price of Bitcoin Futures will be volatile and/or will deviate from the price of bitcoin. Bitcoin Futures may experience significant price volatility. Exchange-specified collateral for Bitcoin Futures is substantially higher than for most other futures contracts, and collateral may be set as a percentage of the value of the contract, which means that collateral requirements for long positions can increase if the price of the contract rises. In addition, futures commission merchants (FCMs) may require collateral beyond the exchange’s minimum requirement. FCMs may also restrict trading activity in Bitcoin Futures by imposing position limits, prohibiting selling short the future or prohibiting trades where the executing broker places a trade on behalf of another broker (so-called “give-up transactions”). Although the Fund will only take long positions in Bitcoin Futures, restrictions on the ability of certain market participants to take short Bitcoin Futures positions may ultimately constrain the Fund’s ability to take long positions in Bitcoin Futures or may impact the price at which the Fund is able to take such positions. Bitcoin Futures are subject to daily limits that may impede a market participant’s ability to exit a position during a period of high volatility. See “~~Futures~~ Derivatives Risk.”
18. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Derivatives Risk”, please delete “may” in the following sentence in light of the Fund’s principal investment strategy: “The Fund may gain exposure to bitcoin indirectly by investing in Bitcoin Futures, a type of derivative instrument”.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Derivatives Risk”, as follows in response to the Staff’s comment:

The Fund will ~~may~~ gain exposure to bitcoin indirectly by investing in Bitcoin Futures, a type of derivative instrument”.

19. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Derivatives Risk – Futures Risk”, please confirm that the risk enumerated in subsection (e) is a risk for Bitcoin futures, which are the only types of futures that the Fund will hold. If such risk is irrelevant, please delete.

Response: The Registrant has removed the risk factor titled Derivatives Risk – Futures Risk” from the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS" and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in response to this comment in light of the existing disclosures.

20. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Bitcoin Risk”, please consider whether cybersecurity risk should be specifically disclosed in the Item 4 disclosure in addition to the Item 9 disclosure.
Response: The Registrant has revised the second to last paragraph of the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Bitcoin Risk” in response to this comment to further enhance the Item 4 disclosure on cybersecurity risks associated with bitcoin as follows:
Bitcoin also is subject to the risk of fraud, theft and manipulation, as well as security failures and operational or other problems that impact bitcoin trading venues. Unlike the exchanges utilized by traditional assets, such as

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

equity and bond securities, bitcoin trading venues are largely unregulated. As a result, individuals or groups may engage in fraud and investors in bitcoin may be more exposed to the risk of theft and market manipulation than when investing in more traditional asset classes. Investors in bitcoin may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses, which could ultimately impact bitcoin utilization, the price of bitcoin and the value of Fund investments with indirect exposure to bitcoin. Additionally, if one or a coordinated group of miners were to gain control of 51% of the Bitcoin Network, they would have the ability to manipulate transactions, halt payments and fraudulently obtain bitcoin. A significant portion of bitcoin is held by a small number of holders, who may have the ability to manipulate the price of bitcoin. In addition, Bitcoin Exchanges are subject to the risk of cybersecurity threats and in the past have been breached, resulting in the theft and/or loss of digital assets, including bitcoin. A risk also exists with respect to malicious actors or previously unknown vulnerabilities in the network or its protocols, which may adversely affect the value of bitcoin.
21. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Cryptocurrency Risk”, please tailor the risk discussion to discuss Bitcoin Futures rather than cryptocurrency generally to be consistent with the Fund’s principal investment strategy.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Cryptocurrency Risk” in response to the comment as follows, in order to clarify the manner in which certain fund holdings may have exposure to cryptocurrencies other than bitcoin:
Cryptocurrency (notably, bitcoin), often referred to as “virtual currency” or “digital currency,” operates as a decentralized, peer-to-peer financial exchange and value storage that is used like money. The Fund will have exposure to bitcoin, a cryptocurrency, indirectly through investment in ~~bitcoin funds and~~ Bitcoin Futures, and individual Blockchain Companies & Digital Asset Funds ~~securities~~ held by the Fund may have exposure to cryptocurrencies, including cryptocurrencies other than bitcoin. Cryptocurrencies operate without central authority or banks and are not backed by any government. Cryptocurrencies may experience very high volatility, and related investment vehicles that invest in cryptocurrencies may be affected by such volatility. Cryptocurrency is not legal tender. Federal, state or foreign governments may restrict the use and exchange of cryptocurrency, and regulation in the U.S. is still developing. Cryptocurrency exchanges have stopped operating and have permanently shut down due to fraud, technical glitches, hackers or malware. Cryptocurrency exchanges are new, largely unregulated, and may be more exposed to fraud.
22. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Cryptocurrency Tax Risk”, consistent with comment #7 above, please remove the reference to bitcoin funds in such risk factor.
Response: The Registrant has revised the disclosure in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Cryptocurrency Tax Risk”, as follows pursuant to Comment #8 above:

Cryptocurrency Tax Risk: By investing in bitcoin funds listed on a U.S. regulated exchange and Bitcoin Futures indirectly through the Subsidiary, the Fund will obtain exposure to cryptocurrency within the federal tax requirements that apply to the Fund. However, because the Subsidiary is a controlled foreign corporation, any income received by the Fund from its investments in the Subsidiary will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. The Fund’s investment in bitcoin funds, unless held indirectly through the Global X Subsidiary, will generally be treated as a direct investment in a cryptocurrency for U.S. federal income tax purposes.

23. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Risk – Risk of Investing in China – Heavy Government Control and Regulation”, please

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

supplementally disclose the types of U.S. listed Chinese companies in which the Fund may invest. If these investments will use a variable interest equity structure, please consider the need for additional disclosure concerning the legality of such structure.
Response: The Registrant notes that the Fund may invest in U.S.-listed Chinese companies, including companies involved in the manufacture of cryptocurrency-related hardware, which may utilize various legal structures to access the U.S. listing market. While the Fund is not precluded from accessing investments utilizing a variable interest equity structure, the Registrant does not at this time believe that the Fund will gain exposure to such investments, particularly in any material amount. However, the Registrant has updated the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” AND “A FURTHER DISCUSSION OF PRINCIPAL RISKS” - Geographic Risk - Risk of Investing in China” to add the paragraphs below:

Special Risk Considerations of Investing in China – Variable Interest Entity Investments

Many Chinese companies use a special structure known as a variable interest entity (“VIE”), for purposes of raising capital offshore on exchanges outside of China, including on U.S. exchanges. These VIEs have been created to provide for foreign ownership of equity in Chinese companies for which the Chinese government restricts foreign ownership. The VIE is typically an offshore shell company established by the Chinese-based operating company, which enters into contractual arrangements with such Chinese-based operating company. While the VIE has no equity ownership of the Chinese operating company, these contractual arrangements permit the VIE to consolidate the operating company’s financial statements with its own for accounting purposes and provide for economic exposure to the performance of the underlying Chinese operating company. Therefore, an investor in a VIE, such as the Fund, will have exposure to the Chinese based company though only through contractual arrangements.

While VIEs have been widely adopted, they are not formally recognized under Chinese law and therefore there is a risk that the Chinese government could prohibit the existence of such structures or negatively impact the VIE’s contractual arrangements by making them invalid. If these contracts were found to be unenforceable under Chinese law, investors in the VIE, such as the Fund, may suffer significant losses with little or no recourse available. Moreover, any future regulatory action may prohibit the ability of the VIE to receive the economic benefits of the Chinese based operating company, which may cause the value of the Fund’s investment in the VIE to suffer a significant loss. For example, in 2021, the Chinese government prohibited use of the VIE structure for investment in after-school tutoring companies. There is no guarantee that the government will not place similar restrictions on other industries.

24. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Risks Associated with Exchange-Traded Funds – Authorized Participants Concentration Risk”, please consider the following comments:
    a) If accurate, please disclose that purchases and redemptions of creation units may be primarily with cash rather than in-kind and may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that the Fund might not have incurred if redemptions were made in kind. In addition, please disclose that these costs could be imposed on the Fund and thus decrease the Fund’s NAV to the extent that these costs are not offset by a transaction fee payable by an Authorized Participant.
    Response: In response to the Staff’s comment, the Registrant has updated the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” to add the following risk factor:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Cash Transaction Risk: Unlike most exchange-traded funds ("ETFs"), the Fund intends to effect a significant portion of creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These factors may result in wider spreads between the bid and the offered prices of the Fund’s Shares than for more conventional ETFs. Additionally, to the extent that brokerage or other costs are costs or taxable gains or losses that the Fund might not offset by transaction fees, such costs may be borne by the Fund and result in a decrease in the value of the Fund.

Cash Transaction Risk

Unlike most ETFs, the Fund intends to effect a significant portion of creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. ETFs generally are able to make in-kind redemptions and avoid being taxed on gain on the distributed portfolio securities at the Fund level. Because the Fund currently intends to effect redemptions for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities in-kind. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These factors may result in wider spreads between the bid and the offered prices of the Fund’s Shares than for more conventional ETFs. To the extent that the maximum additional variable charge for cash creation or cash redemption transactions is insufficient to cover the transaction costs of purchasing or selling portfolio securities, the Fund’s performance could be negatively impacted. Additionally, to the extent that brokerage or other costs are costs or taxable gains or losses that the Fund might not offset by transaction fees, such costs may be borne by the Fund and result in a decrease in the value of the Fund.

b) Please supplementally provide to the Staff information about each the Fund’s discussions with potential authorized participants including the number of authorized participants or other firms that have expressed legitimate interest and/or intent to act as an authorized participant for the Fund including information about the identity of such potential authorized participants.

Response: The Adviser is in discussions on behalf of the Fund with potential Authorized Participants but respectfully declines to identify them in this correspondence.
c) Please supplementally describe the discussions the Fund has had with authorized participants and market makers regarding their ability to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. Please describe what instruments they will use to arbitrage and whether there will be any impact from the inability of broker dealers to custody physical bitcoin.

Response: Based on preliminary discussions between the Adviser and authorized participants and market makers related to the Fund and its anticipated holdings, the Adviser believes that authorized

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

participants and market makers will be able to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. The Registrant notes that, because the Fund will not invest in physical bitcoin, authorized participants and market makers with access to the futures market should maintain the ability to arbitrage any difference between the Fund’s market price and the value of its holdings. However, based on such discussions, the Adviser believes that a number of market makers are able to access, directly or indirectly, exposure to physical bitcoin, which may provide even greater ability to arbitrage any disparities in the Fund’s market price. The Adviser does not believe that the standard ETF arbitrage mechanic will be materially impact by an inability of market makers to access physical bitcoin markets.
d) Please supplementally describe whether there are any unique considerations or rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategy, interact with authorized participants or otherwise impact the Fund’s operations.

Response: The Registrant does not believe that exchange listing requirements will impact the Fund’s ability to pursue its investment strategy, interact with authorized participants or otherwise impact the Fund’s operations.
25. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Risks Associated with Exchange-Traded Funds – Market Trading Risks and Premium/Discount Risks”, please consider clarifying that the premium/discount difference to NAV can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s NAV.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Risks Associated with Exchange-Traded Funds – Market Trading Risks and Premium/Discount Risks” as follows in response to the Staff’s comment:

Market Trading Risks and Premium/Discount Risks: Shares of the Fund are publicly traded on a national securities exchange, which may subject shareholders to numerous market trading risks. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of assets in the Fund or an active trading market for Shares may result in Shares trading at a significant premium or discount to NAV. If a shareholder purchases Shares at a time when the market price is at a premium to the NAV or sells Shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses. The NAV of the Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of the Fund’s shares fluctuates, in some cases materially, throughout trading hours in response to changes in the Fund’s NAV.

26. Comment: Please supplementally inform the Staff whether the Fund invests in instruments traded outside of a collateralized settlement system.
Response: The Fund does not intend to invest in instruments traded outside of a collateralized settlement system.
27. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Risk of Investing in Bitcoin Futures Contracts Risk”, the Staff notes that the risk disclosure appears to overlap with the disclosure included in the risk factor titled “Asset Class Risk - Derivatives Risk – Futures Risk” and such disclosure is not specific to Bitcoin Futures. Please reconcile the disclosures accordingly.
Response: Please note the Registrant’s response to Comment #19 above.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

28. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Valuation Risk”, please clarify that the reference to bitcoin means Bitcoin futures.
Response: The Registrant has revised the first sentence of the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Valuation Risk” in response to the comment as follows:
The sales price the Fund could receive for any particular portfolio investment may differ from the Fund’s valuation of the investment, particularly for securities or other investments, such as ~~bitcoin~~ Bitcoin Futures, that trade in thin or volatile markets or that are valued using a fair value methodology.
29. Comment: In the last paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, please consider using a different word than “stored” as storing is commonly used with respect to bitcoin in reference to digital wallets and their associated private keys and addresses.
Response: The Registrant has revised the last paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” in response to the Staff’s comment as follows:
Bitcoin is ~~“stored”~~ recorded or reflected on a digital transaction ledger commonly known as a “blockchain.” A blockchain is a type of shared and continually reconciled database, ~~stored~~ retained in a decentralized manner on the computers of certain users of the digital asset. A blockchain is a record of every digital asset: the blockchain records every “coin” or “token,” balances of digital assets, every transaction and every address associated with a quantity of a particular digital asset. Bitcoin utilizes the blockchain to record transactions into and out of different addresses, facilitating a determination of how much bitcoin is in each address.
30. Comment: In the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND – Bitcoin Futures”, please note the following comments:
a) Please clarify in the Fund’s Summary Prospectus that the Fund will only invest in cash settled futures traded on an exchange registered with the CFTC which currently means that the Fund will only invest in Bitcoin Futures that are traded on the CME.
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as noted below in response to the Staff’s comment:

The Fund is an actively managed exchange traded fund (“ETF”) that seeks to achieve its investment objective by investing in equity securities of U.S. and non-U.S. issuers and select U.S. listed digital asset funds that Global X Management Company LLC (the “Adviser”) believes are positioned to benefit from further advances in the fields of blockchain technology (“Blockchain Companies & Digital Asset Funds”), and in long positions on U.S. listed bitcoin futures (“Bitcoin Futures”) contracts. Such Bitcoin Futures contracts will be standardized, cash-settled bitcoin futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission (“CFTC”).

b) Please discuss in the Fund’s Summary Prospectus the impact of high margins on Bitcoin Futures that may influence the ability of the Fund to achieve its targeted exposures.:

Response: The Registrant has revised the second paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND – Bitcoin Futures” in response to the comment as follows:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

The Fund generally deposits cash (also known as “margin”) with a futures commission merchant (“FCM “) for its open positions in futures contracts. The margin requirements or position limits may be based on the notional exposure of the futures contracts or the number of futures contracts purchased. The FCM, in turn, generally transfers such deposits to the clearing house to protect the clearing house against non-payment by the Fund. “Variation Margin” is the amount of cash that each party agrees to pay to or receive from the other to reflect the daily fluctuation in the value of the futures contract. The clearing house becomes substituted for each counterparty to a futures contract and, in effect, guarantees performance. In addition, the FCM may require the Fund to deposit additional margin collateral in excess of the clearing house’s requirements for the FCM’s own protection. Margin requirements for CME Bitcoin Futures are substantially higher than margin requirements for many other types of futures contracts. Margin requirements are subject to change and may be raised in the future by the exchanges and the FCMs. High margin requirements could constrain the Fund’s ability to obtain exposure to Bitcoin Futures. Further, FCMs utilized by the Funds may impose limits on the amount of exposure to futures contracts the Fund can obtain through such FCMs, which may also constrain the Fund’s ability to obtain exposure to Bitcoin Futures may be constrained. Position limits may also constrain the Fund’s ability to obtain Bitcoin Futures exposure.
    c) Please discuss in the Fund’s Summary Prospectus, the impact of the CME’s position limits and accountability levels on Bitcoin Futures contracts and therefore the impact on the Fund’s ability to meet the requirements of the 1940 Act and its rules given the inability of ETFs to close to investors should the investment in bitcoin futures push up against those limits.
    Response: The Registrant has revised the second paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND – Bitcoin Futures” in response to Comment #29b, above. The Registrant supplementally notes that, because the Fund may also invest in Blockchain Companies & Digital Asset Funds, the Registrant does not at this time believe that the CME’s Bitcoin Futures position limits will impact the Fund’s ability to meet the requirements of the 1940 Act, even given the inability of ETFs to close to investors should the investment in Bitcoin Futures push up against those limits.
    d) Please confirm whether the Fund plans to take on leverage through futures investing or otherwise.
    Response: The Registrant confirms that the Fund does not intend to take on leverage on an aggregate basis with the Global X Subsidiary.
    e) Please discuss in the Fund’s Summary Prospectus, the potential differences between the returns based on the price of bitcoin versus the returns based on Bitcoin Futures due to divergent prices or potential costs associated with futures investing.
    Response: The Registrant has revised the risk factor titled "Bitcoin Futures Risk" in the section of the Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS" and "A FURTHER DISCUSSION OF PRINCIPAL RISKS" in response to the comment to include the following paragraphs:
    The price for Bitcoin Futures is based on a number of factors, including the supply of and the demand for Bitcoin Futures. Market conditions and expectations, position limits, collateral requirements, and other factors each can impact the supply of and demand for Bitcoin Futures. Recently, increased demand paired with supply constraints and other factors have caused Bitcoin Futures to trade at a significant premium to the “spot” price of bitcoin. Additional demand, including demand resulting from the purchase, or anticipated purchase, of futures contracts by the Fund or other entities may increase that premium, perhaps significantly. It is not possible to predict whether or how long such conditions

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

will continue. To the extent the Fund purchases Bitcoin Futures at a premium and the premium declines, the value of an investment in the Fund also should be expected to decline.
Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in contango, the Fund may sell the expiring Bitcoin Futures at a lower price and buy a longer-dated Bitcoin Futures at a higher price. The price difference between the expiring contract and longer-dated contract associated with rolling Bitcoin Futures is typically substantially higher than the price difference associated with rolling other futures contracts. Bitcoin Futures have historically experienced extended periods of contango. Contango in the Bitcoin Futures market may have a significant adverse impact on the performance of the Fund and may cause Bitcoin Futures to underperform spot bitcoin. Additionally, because of the frequency with which the Fund may roll futures contracts, the impact of contango or backwardation on Fund performance may be greater than it would have been if the Fund rolled Bitcoin Futures less frequently.

f) Please supplementally describe to the Staff the anticipated impacts of the events of May 19, 2021 and September 7, 2021 regarding the significant drops in the price of bitcoin as though the Fund had been operational.
Response: The significant decrease in the price of bitcoin, and attendant drops in the price of Bitcoin Futures, on May 19, 2021 and September 7, 2021, would have likely have had a substantial negative impact on the performance of the Fund, including the performance of its holdings of Blockchain Companies & Digital Asset Funds. It is possible that the intraday decrease in the price of Bitcoin Futures may have led one or more FCMs to request additional variation margin on an intraday basis; however, the substantial initial margin for the Bitcoin Futures positions may likely have alleviated FCM concern related to large intraday movements, and because the Fund is not anticipated to be leveraged on a consolidated basis, the Fund would have been in a position to post such intraday variation margin.

g) Please explain the Fund’s strategy with respect to the rollover of Bitcoin Futures contracts including the contract months that the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure please explain why.
Response: As noted in the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND – Bitcoin Futures – Rolling of Bitcoin Futures”, “Rather than roll the futures contracts on a predefined schedule, the Global X Subsidiary will generally roll to another futures contract (which the Adviser selects from a universe of futures contracts) that the Adviser believes will generate the greatest roll yield while accounting for the contract’s liquidity. However, there can be no guarantee that such a strategy will produce the desired results.” The Registrant believes that attempts to specify in advance the contract months that the Fund plans to invest in and the roll schedule for such contracts may limit the Adviser’s ability to prudently manage exposure to such Bitcoin Futures, including in the event that market dynamics lead the Bitcoin Futures market to evolve, including as a result of multiple investment vehicles with similar strategies seeking to access such Bitcoin Futures.

h) Please supplementally discuss the Fund’s anticipated liquidity classification of Bitcoin Futures and the rationale behind such classification.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Response: The Bitcoin Futures which the Fund plans to invest in are cash settled, typically on a t+0 basis and therefore are expected to be classified as "highly liquid". In any event, the futures are expected to go through the same analysis as the rest of the securities within the Trust which are managed by the Adviser.

i) Please supplementally discuss the Fund’s plans for liquidity risk management generally including during “normal” and “reasonably foreseeable” stress conditions.

Response: Under current market conditions and at the level at which the Fund is expected to invest, the Fund expects that positions in significant size would to be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

j) Please supplementally discuss the Fund’s considerations for implementing its principal investment strategy via an open-end investment vehicle.

Response: The Registrant notes that the Adviser analyzed the liquidity profile of the Fund’s principal investment strategy in light of the Trust’s liquidity risk management program in connection with its proposal to the Board of Trustees of the Fund and determined that the strategy had sufficient liquidity to support an open-end fund structure.

k) Please supplementally discuss whether there are potential capacity constraints given existing volume and open interest positions in the Bitcoin Futures market that would limit the size of the Fund’s exposure to Bitcoin Futures or the capacity for the Fund and other registered investment companies. Please provide data analysis to support your conclusions.

Response: Using data as of October 18, 2021, the date immediately prior to the launch of any registered investment company ETF holding exposure to Bitcoin Futures, the Registrant estimates that the total trailing thirty-day average volume for all maturities of Bitcoin Futures was approximately $1.9bn, and that the total outstanding open interest for all maturities of Bitcoin Futures was approximately $3.7bn. The Registrant notes that, unlike the supply of equity securities, which typically is fixed by the number of shares issued, additional futures contracts may be created whenever there is sufficient interest in such contracts. In general, the Registrant expects the market could meet demand for additional long futures contract exposure with a corresponding increase in open interest and trading volumes without a detrimental impact on the price of such contracts. However, the Registrant notes that sudden increases in demand for futures contract exposure, particularly if large compared to the current volume and open interests, could temporarily dislocate such contracts during the time in which the market may attempt to respond and source adequate contra exposure. As a result, the Registrant estimates that the Fund could prudently hold approximately $500mm in notional exposure to Bitcoin Futures contracts while maintaining sufficient ability to close such positions in the event of redemptions, over a reasonable period of time. The Registrant notes that investment strategies pursued by other registered investment companies may impact the Fund’s ability to access exposure to Bitcoin Futures in various ways (both positive and negative) depending on how such strategy is implemented, and the Registrant intends to monitor these dynamics closely in seeking to prudently manage the Fund’s portfolio.

l) Please supplementally discuss whether there is a potential for herd behavior, for example, by multiple funds attempting to exit positions at the same time as the Fund and funds with similar investment strategies.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Response: The Registrant acknowledges the possibility that multiple funds may attempt to exit positions at the same time as the Fund and funds with similar investment strategies, including during the normal process of rolling futures contracts. The Registrant believes that refraining from rolling the futures contracts on a predefined schedule may afford the Fund greater flexibility in the event that evolving market dynamics may give rise to such possibility in the future.

m) Given the inability of ETFs to close to new investors, please supplementally discuss how the Fund will manage liquidity pressure should the Fund become so large as to require more liquidity to meet potential redemptions than the market can provide.

    Response: The Fund will endeavor to ensure that any allocation of instruments and applicable weights will allow it to meet potential redemptions based on available market liquidity in the instruments selected, including relative to then-current Fund size.
31. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Futures Risk”, please consider disclosing that during high volatility periods, in addition to price divergences, historically some bitcoin exchanges have experienced issues relating to account access and trade execution.
Response: The Registrant has revised the second paragraph of the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Bitcoin Futures Risk” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Futures Risk” in response to this comment as follows:
Exchanges where bitcoin is traded (which are the source of the price(s) used to determine the cash settlement amount for the Fund’s Bitcoin Futures) have experienced technical and operational issues, making bitcoin prices unavailable at times. During periods of high volatility for bitcoin prices, the prices at which bitcoin traded on various exchanges have diverged, and some bitcoin exchanges have experienced issues relating to account access and trade execution during such periods. The cash market in bitcoin has been the target of fraud and manipulation, which could affect the pricing, volatility and liquidity of the futures contracts. In addition, if settlement prices for Bitcoin Futures are unavailable (which may occur following a trading suspension imposed by the exchange due to large price movements or following a fork of Bitcoin, or for other reasons) or the Adviser Valuation Committee determines such settlement prices are unreliable, the fair value of the Fund’s Bitcoin Futures may be determined by reference, in whole or in part, to the cash market in bitcoin. See “Valuation Risk”. These circumstances may be more likely to occur with respect to Bitcoin Futures than with respect to futures on more traditional assets.
32. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Derivatives Risk”, please consider combining derivatives and futures risk in the spirit of making the risks specific to the Fund’s principal investment strategy.
Response: The Registrant has combined derivatives risk and futures risk in response to the comment as noted below:

Derivatives Risk: The Fund will gain exposure to bitcoin indirectly by investing in Bitcoin Futures, a type of derivative instrument. Futures are standardized, exchange-traded contracts that obligate a purchaser to take delivery, and a seller to make delivery, of a specific amount of an asset at a specified future date at a specified price. Derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund. In addition, the prices of the derivative instruments and the price of bitcoin may not move together as expected. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the relevant reference asset,

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

bitcoin. Derivatives are usually traded on margin, which may subject the Fund to margin calls. Margin calls may force the Fund to liquidate assets. On October 28, 2020, the SEC adopted new Rule 18f-4 under the 1940 Act, which governs the use of derivatives by registered investment companies. New Rule 18f-4 imposes limits on the amount of derivatives the Fund can enter into and replaces the asset segregation framework previously used by the Fund to comply with Section 18 of the 1940 Act, among other requirements.

33. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Associated Risks Related to Investing in Blockchain Companies”, please consider breaking this paragraph into two to enhance its readability.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Associated Risks Related to Investing in Blockchain Companies”, as per the Staff's comment and as illustrated in response to Comment #6.
34. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk”, in an appropriate place please consider adding disclosure that addresses the environmental impact of bitcoin mining operations. For example, the Staff notes that some companies have ceased accepting bitcoin for certain types of purchases due to environmental concerns associated with bitcoin mining.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk” in response to the comment by adding the following language:
Environmental risk
Bitcoin mining currently requires computing hardware that consumes large amounts of electricity. By way of electrical power generation, many bitcoin miners rely on fossil fuels to power their operations. Public perception of the impact of bitcoin mining on climate change may reduce demand for bitcoin and increase the likelihood of regulation that limits bitcoin mining or restricts energy usage by bitcoin miners. Such events could have a negative impact on the price of bitcoin and the performance of the Fund.
35. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Bitcoin Adoption Risk”, in the fifth bullet point following the second paragraph, please define “fiat currencies” in Plain English.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Bitcoin Adoption Risk”, in the fifth bullet point following the second paragraph, in response to the comment as follows:

•    the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using ~~fiat~~ government-issued currencies;
36. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Bitcoin Adoption Risk”, please define “Directed Acyclic Graph data structures” in Plain English.
Response: The Registrant has revised the last paragraph of the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Bitcoin Adoption Risk”, in response to the comment as follows:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Additionally, certain digital assets use non-blockchain technologies, such as referencing the full historical transaction arc for payments made with the specific cryptocurrency funds being utilized ~~like Directed Acyclic Graph data structures~~, to maintain consensus. To the extent market participants come to prefer these other consensus mechanisms or digital assets that use non-blockchain technology, the Fund may be adversely impacted.
37. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Bitcoin Scaling Risk”, please define “second layer solutions” and “segregated witness” in Plain English.
Response: The Registrant has revised the first paragraph of the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Bitcoin Scaling Risk”, in response to the comment as follows:
Bitcoin faces significant scaling obstacles that can lead to high fees or slow transaction settlement times. As of July 2017, bitcoin could handle, on average, five to seven transactions per second. For several years, participants in the Bitcoin ecosystem debated potential approaches to increasing the average number of transactions per second that the Bitcoin network could handle. As of August 2017, the Bitcoin network protocol was upgraded with a technical feature that separated the information related to a bitcoin transaction from the signature authorizing such transaction, with such protocol upgrade being known as “segregated witness”. By reconfiguring how transaction data is included in the blocks for the Bitcoin network blockchain, this protocol upgrade allowed more transactions to be potentially included in each individual block, potentially increasing ~~that, among other things, could potentially approximately double~~ the transactions per second that can be handled on-chain. Additionally, ~~More importantly~~, the segregated witness protocol upgrade also enables networks that are able to relay transaction information outside of the normal operation of the Bitcoin network blockchain~~so-called second layer solutions~~, such as the Lightning Network or payment channels, that could potentially allow greater transaction throughput. An increasing number of wallets and digital asset intermediaries, such as exchanges, have begun supporting segregated witness and the Lightning Network, or similar technology. However, the Lightning Network does not yet have material adoption and there are open questions about Lightning Network services, such as its cost and who will serve as intermediaries, among other questions.
38. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Insufficient Mining Rewards Risk”, please define “aggregate hash rate” in Plain English.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Insufficient Mining Rewards Risk”, in response to the comment as follows:
Miners generate revenue from both newly created bitcoin, known as the “block reward” and from fees taken upon verification of transactions. If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. If the award of new units of bitcoin for solving blocks declines and/or the difficulty of solving blocks increases, and transaction fees voluntarily paid by participants are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. The current fixed reward for solving a new block on the Bitcoin network is 6.25 bitcoin per block, which decreased from 12.5 bitcoin in May 2020. It is estimated that it will halve again in about four years after the previous halving. This reduction in incentives for bitcoin mining activity may cause miners to reduce or cease operations, which may ~~result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would~~ reduce the collective processing power on the Bitcoin network~~,~~ and which would make the Bitcoin network more vulnerable to a malicious actor or botnet

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

obtaining sufficient control to alter the blockchain and hinder transactions. Any reduction in confidence in the confirmation process or processing power of the Bitcoin network may adversely affect the Fund’s indirect bitcoin exposure.
39. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Miner Excluded Transaction Risk”, please define “ASICBoost” in Plain English.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Miner Excluded Transaction Risk”, in response to the comment to delete reference to ASICBoost as follows:
To the extent that any miners solve blocks that exclude some or all transactions that have been transmitted to the Bitcoin network, such transactions will not be recorded on the blockchain until another miner solves a block that incorporates those transactions. Some in the bitcoin community have suspected that certain technologies ~~(for example, before segregated witness was activated, ASICBoost)~~, enhance speed and reduce electricity use of mining while reducing the number of transactions that are included in mined blocks on the Bitcoin network. To the extent that more blocks are mined without transactions, transactions will settle more slowly and fees will increase. This could result in a loss of confidence in the Bitcoin network, which could adversely impact an investment in the Fund.
40. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Stablecoin Risk”, as written, the Stablecoin Risk appears unrelated to the Fund’s risks. The Staff notes that the disclosure indicates that the Fund may nonetheless be exposed to the risk of Stablecoin because Stablecoin volatility, in the past, has apparently impacted the price of bitcoin. Please supplementally discuss the relationship between bitcoin and Stablecoin that led the Registrant to believe that this was a principal fund risk or please consider relocating the disclosure. In addition, the Staff notes that this risk factor is not included in the Item 4 disclosure.
Response: The Registrant has removed this risk factor in response to the comment.
41. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Stablecoin Risk”, the risk disclosure includes a discussion of a suit against Tether. Please update this disclosure to reflect more recent events. For example, the Staff notes that the reference to the New York Attorney General filing a suit against Tether and its operators in 2018. It is the Staff’s understanding that this lawsuit was recently settled. Please consider the impact that this settlement as well as any other recent events may have on the Stablecoin risk disclosure and please update as appropriate.

Response: The Registrant has removed this risk factor in response to the comment.
42. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Internet Disruption Risk”, please describe “denial of service attacks” in Plain English.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Internet Disruption Risk”, in response to the comment as follows:
Bitcoin is dependent upon the internet. A significant disruption in internet connectivity could disrupt the Bitcoin network’s operations until the disruption is resolved and have an adverse effect on the price of bitcoin. In particular, some variants of digital assets have been subjected to a number of malicious events where large quantities of information are sent to a network as part of a concerted effort to overwhelm a network’s

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

processing capabilities. These attacks, also referred to as “denial-of-service attacks”, ~~which~~ have led to temporary delays in block creation and in the transfer of the digital assets. While in certain cases in response to an attack, an additional hard fork has been introduced to increase the cost of certain network functions, the relevant network has continued to be the subject of additional attacks. Moreover, it is possible that if bitcoin increases in value, it may become a bigger target for hackers and subject to more frequent hacking and denial-of-service attacks. Bitcoin is also susceptible to border gateway protocol (“BGP”) hijacking. Such an attack can be a very effective way for an attacker to intercept traffic en route to a legitimate destination. BGP hijacking impacts the way different nodes and miners are connected to one another to isolate portions of them from the remainder of the network, which could lead to a risk of the network allowing double-spending and other security issues. If BGP hijacking occurs on the Bitcoin network, participants may lose faith in the security of bitcoin, which could adversely affect bitcoin’s value and consequently the Fund’s indirect bitcoin exposure. Any future attacks that impact the ability to transfer bitcoin could have a material adverse effect on the price of bitcoin and on the Fund’s investments.
43. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Bitcoin Risk – Future Regulatory Action Risk”, please update with the most recent time period as practicable based on recent public statements.

Response: The Registrant has revised the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” – Associated Risks Related to Investing in Blockchain Companies”, in response to the comment to incorporate some of the newer regulatory discussions and actions taken.

44. Comment: In the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Tax Risk”, please consider reconciling this risk factor with the "Bitcoin Tax Risk" to avoid unnecessary duplication.

Response: The Registrant notes that the risk factor in question relates to the risk posed by the character of income generated by investments in Bitcoin Futures, which differs from the risks discussed in the risk factor titled “Bitcoin Tax Risk”. The Registrant has revised the Fund’s prospectus to rename this risk factor “Qualifying Income Risk” in order to avoid investor confusion.

45. Comment: In the section of the Fund’s Prospectus titled “DETERMINATION OF NET ASSET VALUE”, please update the example to include Bitcoin Futures, which are particularly relevant in light of this Fund’s strategy.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “DETERMINATION OF NET ASSET VALUE” as follows:

In the event that current market valuations are not readily available or such valuations do not reflect current market values (including, in the case of Bitcoin Futures, as a result of volatility based-trading halts), the affected investments will be valued using fair value pricing pursuant to the pricing policy and procedures approved by the Board of Trustees.
46. Comment: In the section of the Fund’s Prospectus titled “OTHER INFORMATION”, it notes that the Trust has obtained an SEC order permitting registered investment companies to invest in Shares . . . “. Please review the disclosure and update in light of the Commission’s adoption of Rule 12d1-4 under the 1940 Act and its recession of certain exemptive orders.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Response: The Registrant has updated the section of the Fund’s Prospectus titled “OTHER INFORMATION”, as follows in response to the comment:

For purposes of the 1940 Act, shares that are issued by a registered investment company and purchases of such shares by investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act are subject to the restrictions set forth in Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in shares beyond the limits in Section 12(d)(1)(A), subject to certain terms and conditions. However, in October 2020, the SEC adopted certain regulatory changes and took other actions related to the ability of an investment company to invest in the securities of another investment company. These changes include, among other things, the rescission of certain exemptive relief issued by the SEC permitting such investments in excess of statutory limits and the adoption of Rule 12d1-4 under the 1940 Act, which will permit such investments in excess of statutory limits, subject to certain conditions. The rescission of exemptive relief is effective January 19, 2022. After such time, the Fund will no longer be able to rely on the SEC orders mentioned above and will be subject instead to Rule 12d1-4 and other applicable rules.

STATEMENT OF ADDITIONAL INFORMATION

47. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION – EXCHANGE LISTING AND TRADING”, please confirm that the IOPV or IIV is required and disseminated by the applicable exchange. If not, please revise the disclosure accordingly.

Response: The Registrant has revised the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION – EXCHANGE LISTING AND TRADING” in response to the comment to incorporate updates resulting from the adoption of Rule 6c-11 as noted below:

Shares of the Fund are listed for trading on the Exchange and trade throughout the day on the Exchange and other secondary markets. There can be no assurance that the Fund will continue to meet the listing requirements of the exchange on which it is listed. The Exchange may, but is not required to, remove the Shares of the Fund from its listing if (1) following the initial twelve-month period beginning upon the commencement of trading of the Fund, there are fewer than fifty (50) record and/or beneficial holders of the Fund for thirty (30) or more consecutive trading days, ~~(2) the “indicative optimized portfolio value” (“IOPV” or “IIV”) of the Fund is no longer calculated or available,~~ or (~~3~~2) any other event shall occur or condition exist that, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable. The Exchange will remove the Shares of the Fund from listing and trading upon termination of the Fund.

As in the case of other publicly-traded securities, brokers’ commissions on transactions will be based on negotiated commission rates at customary levels.

In order to provide additional information regarding the indicative value of Shares of the Fund, the Exchange or a designated “indicative optimized portfolio value” (“IOPV”) provider disseminates every fifteen seconds, through the facilities of the Consolidated Tape Association, an updated IOPV for the Fund as calculated by an information provider or a market data vendor. The Trust is not involved in or responsible for any aspect of the calculation or dissemination of the IOPVs and makes no representation or warranty as to the accuracy of the IOPVs.

48. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION – INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – FOREIGN INVESTMENTS – EMERGING MARKETS”, the tenth paragraph notes that “A portion of the Fund’s investments may be in Russian securities

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

and instruments.” Please confirm that the Fund does not anticipate principally investing in Russian securities. If it does, please update the principal investment strategy section of the Fund’s Prospectus with this disclosure

Response: Although it is possible that the Fund may invest in Russian securities, the Registrant confirms that the Fund does not anticipate principally investing in Russian securities. The Registrant has updated the disclosure as noted below:

The Fund may invest ~~A portion of the Fund’s investments may be~~ in Russian securities and instruments.

49. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – FOREIGN INVESTMENTS – EMERGING MARKETS”, the eleventh paragraph refers to the fact that the Fund could seek to suspend redemptions of Creation Units as a result of events in Russia. Please consider removing this reference as it seems outdated.
Response: In response to the Staff’s comment, the Registrant has removed the disclosure from the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – FOREIGN INVESTMENTS – EMERGING MARKETS”, as noted below:

The Fund may invest in Russian securities and instruments. In the past, the United States and the Economic and Monetary Union of the European Union, along with the regulatory bodies of a number of countries, including Japan, Australia, Norway, Switzerland and Canada, have imposed economic sanctions on Russia, which consist of prohibiting certain securities trades, prohibiting certain private transactions in the energy sector, asset freezes, and prohibition of all business, against certain Russian individuals and Russian corporate entities. The United States and other nations or international organizations may impose economic sanctions or take other actions that may adversely affect Russian-related issuers in the future. Any future sanctions or other actions, or even the threat of further sanctions or other actions, may negatively affect the value and liquidity of the Fund’s investments. For example, the Fund may be prohibited from investing in securities issued by companies subject to such sanctions. In addition, future sanctions may require the Fund to freeze its existing investments in Russian companies, prohibiting the Fund from buying, selling or otherwise transacting in these investments. Russia may undertake countermeasures or retaliatory actions, which may further impair the value and liquidity of the Fund’s portfolio and potentially disrupt its operations. If such an event were to occur, the Fund could seek to suspend redemptions of Creation Units, including in the event that an emergency exists in which it is not reasonably practicable for the Fund to dispose of its securities or to determine its net asset value. The Fund could also, among other things, limit or suspend creations of Creation Units. During the period that creations or redemptions are affected, Shares could trade at a significant premium or discount to their net asset value. In the case of a period during which creations are suspended, the Fund could experience substantial redemptions, which may cause the Fund to experience increased transaction costs and make greater taxable distributions to shareholders of the Fund. The Fund could liquidate all or a portion of its assets, which may be at unfavorable prices. The Fund may also change its investment objective.

50. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – FOREIGN INVESTMENTS – EMERGING MARKETS”, the eleventh paragraph refers to the fact that the Fund could seek to suspend redemptions of Creation Units as a result of events in Russia. Please consider removing this reference as it seems outdated.
Response: Please see the Registrant’s response to Comment #49 above.
51. Comment: In the last paragraph of the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – Bitcoin Futures”, for clarity

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

and consistency with other disclosures in the Registration Statement, please disclose that the margin requirements for Bitcoin Futures are substantially higher than those for other futures as disclosed in the Fund’s Prospectus.
Response: The Registrant respectfully notes that the statement “Margin requirements for CME Bitcoin Futures are substantially higher than margin requirements for many other types of futures contracts” is already include in the immediately preceding paragraph of this section.
52. Comment: In the last paragraph of the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – INVESTMENT COMPANIES.”, please revise the disclosure to state that the Fund will not invest in (i) bitcoin based underlying ETFs that trade on non-U.S. regulated exchanges; and (ii) private funds that invest in bitcoin. In addition, please revise the disclosure to account for private funds that invest in other digital assets as well.
Response: The Registrant has revised the disclosure in the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – INVESTMENT COMPANIES and “POOLED INVESTMENT VEHICLES”, to add the following sentence to each section:

The Fund will not invest in pooled investment vehicles with exposure to bitcoin that are not listed on a U.S. regulated exchange.

53. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – STRUCTURED PRODUCTS”, please revise the disclosure to the extent that the Fund is not intending on investing in structured products.

Response: The Trust confirms no revisions are necessary.

54. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – OPTIONS.”, the Staff notes that the Fund reserves the ability to invest up to 20% of its net assets in options however, the Fund’s principal investment strategy does not disclose investment in options. Please reconcile the disclosure and tailor to the Fund’s investment strategy.
Response: The Registrant has removed this section in response to the comment.
55. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – JUNK BONDS.”, please review the junk bond disclosure in light of the Fund’s principal investment strategy.
Response: The Registrant has removed this section in response to the comment.

56. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – INVESTMENT RESTRICTIONS”, please explain why the word “commodities” is modified by “physical” in investment restriction #5.
Response: While bitcoin is considered a non-physical commodity, the Registrant notes that the Fund does not intend to invest directly in bitcoin consistent with the disclosure in the Fund’s Prospectus.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

57. Comment: In the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION –INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – INVESTMENT RESTRICTIONS”, please reconcile the Fund’s concentration policy with the Fund’s principal investment strategy as disclosed in the Fund’s Prospectus.
Response: The Trust has revised the Fund's concentration policy as disclosed in the section of the Fund's SAI titled "INVESTMENT RESTRICTIONS" as follows:

7. May invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or Bitcoin Futures. In addition, the Fund concentrates its equity investments (i.e., holds 25% or more of its total equity assets) to the same extent that the Global X Blockchain ETF is concentrated. Otherwise, the Fund m~~M~~ay not “concentrate” its investments in a particular industry or group of industries: except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction from time to time, provided that, without limiting the generality of the foregoing: (a) this limitation will not apply to the Fund’s investments in: (i) securities of other investment companies; (ii) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities; (iii) repurchase agreements (collateralized by the instruments described in clause (ii)) or (iv) securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry; (b) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to the financing activities of the parents; and (c) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

58. Comment: In the section of the Fund’s SAI titled “MANAGEMENT OF THE TRUST– CODE OF ETHICS”, please supplementally confirm whether the Code of Ethics applies to transactions in bitcoin and bitcoin futures and whether access persons are required to preclear such transactions. To the extent that preclearance is not required please explain in correspondence why the Adviser believes it was unnecessary given the Fund’s principal investment strategy.
Response: The Trust confirms that the Trust's Code of Ethics applies to transactions in Bitcoin Futures. These transactions of Access Persons are monitored for compliance with applicable requirements and restrictions but are not subject to pre-clearance.

However, bitcoins themselves are currently being viewed as a currency for these purposes and thus do not require preclearance. However, while neither preclearance nor reporting of positions in cryptocurrencies is currently required for Access Persons, all Access Persons will be required to certify, on a periodic basis, that they have not had any Material Non-Public Information with respect to cryptocurrencies.

59. Comment: The Staff notes that the Adviser’s Code of Ethics as previously filed as an exhibit to the Trust’s Registration Statement, states that the actively managed funds are subadvised. Please reconcile in light of the fact that this Fund is actively managed and not subadvised.
Response: The Adviser will amend its Code of Ethics accordingly.

60. Comment: In the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS – PURCHASE AND ISSUANCE OF CREATION UNIT AGGREGATIONS - Acceptance of Purchase Order.”, the third paragraph notes that the Fund reserves the right to reject or revoke acceptance of a purchase order under certain circumstances. Please note the Commission’s statements in the proposing and adopting releases for Rule 6c-11 under the 1940 Act on suspending the issuance of creation units and the concern about impairing the arbitrage mechanism. Please delete this disclosure or supplementally explain. In

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

particular, the Staff would like to understand the instances disclosed in subsection (b) and (d) of such paragraph.

Response: We appreciate the opportunity to provide the Staff with a supplemental explanation as to why the identified language is permissible under Rule 6c-11 of the 1940 Act and the Commission’s statements in the Proposing Release and does not run counter to the Commission’s position.
As a preliminary matter, we acknowledge the Commission’s statement in the Proposing Release to the effect that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time,” as well as the Commission’s statement in the adopting release to Rule 6c-11 (SEC Rel. No IC-33646 (Sept. 25, 2019) (the “Adopting Release”)) that “If a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” For purposes of this supplemental response we assume, but do not necessarily concede, that these statements are binding interpretive rules properly promulgated by the Commission under the Administrative Procedure Act.1

We start from the proposition that the 6c-11 rulemaking was “intended to codify existing relief for ETFs relating to the formation and operation of ETFs under the Investment Company Act.”2 In light of this over-arching goal, we believe that the Commission's statements regarding the suspension of creation units must necessarily be interpreted and applied in light of, and consistent with, the Commission’s prior ETF exemptive relief. This conclusion is further supported by the fact that the Commission did not indicate in either the Adopting Release or the Proposing Release that it was taking a new, or modified, position with respect to the limits on the suspension of new sales by an ETF.

For example, the Fund’s SAI includes disclosure to the effect that “The Trust reserves the absolute right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor in respect of any Fund if…(f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners….” We note that this disclosure closely tracks a consistently disclosed term that was contained in multiple Global X ETF exemptive applications, each of which was granted by the Commission pursuant to exemptive order.3

The Staff requested an explanation of the provisions of subsections (b) and (d) of the SAI disclosure that would allow for the suspension of creations if (i) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of any Fund; and (ii) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund. Subsection (b) is intended to ensure that all purchase transactions
1 We note that these statements, which are extrinsic to the text of Rule 6c-11 itself, appear to impose substantive limits above and beyond what is required by the 1940 Act, or any other provision of the Federal securities laws, and do not appear to involve the interpretation of any provision of Rule 6c-11 itself. In addition, the wording of these statements appears to be precatory.
2 See Adopting Release n. 462 (also noting “rule 6c-11 is generally intended to codify existing relief for ETFs.”)
3 See In re Global X Funds et al., SEC File No. 812-14241 (April 11, 2014) (amended application for Active ETF Relief), SEC Rel. No. IC-31084 (June 17, 2014) (notice), SEC Rel. No. IC-31153 (July 14, 2014) (order) (stating a “Fund may reject a purchase order transmitted to it by the Distributor in circumstances including, but not limited to…(4) the acceptance of the Creation Basket would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of beneficial owners….”); In re Global X Funds et al., SEC File No. 812-14549 (August 31, 2016) (amended application for Self-Indexing ETF Relief), SEC Rel. No. IC-32262 (Sept. 14, 2016) (notice), SEC Rel. No. IC-32311 (October 12 2016) (order) (stating “In addition, a Fund may reject a purchase order transmitted to it by the Distributor if…(iv) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Self-Indexing Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Self-Indexing Fund or on the rights of the Self-Indexing Fund’s Beneficial Owners): and In re Global X Funds et al., SEC File No. 812-13830 (Sept. 30, 2011) (amended application for Indexed ETF Relief), SEC Rel. No. IC-29829 (Sept. 30, 2011) (notice), SEC Rel. No. IC-29852 (Oct. 28. 2011) (order) (stating “a Fund may reject a purchase order transmitted to it by the Distributor if… (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners….).”

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

will be done in a manner consistent with 26 USC § 351. Subsection (d) is a catch-all intended to provide flexibility in case of an unanticipated tax consequence that is detrimental to the Fund or its shareholders is identified. We note that subsection (b) is expressly enumerated in multiple exemptive applications over the years (including Global X’s exemptive applications), and that subsection (b) flows from multiple provisions enumerated under the prior exemptive applications.

61. Comment: In the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS – REDEMPTION OF CREATION UNITS” please update the disclosure to note that the Fund is not based on a foreign index.

Response: The Registrant has updated the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS – REDEMPTION OF CREATION UNITS” as follows in response to the comment:

Orders to redeem Creation Unit Aggregations ~~of Funds based on foreign indexes~~ must be delivered through an Authorized Participant that has executed an Authorized Participant Agreement.

62. Comment: In the section of the Fund’s SAI titled “TAXES – FUND TAXATION” please update the disclosure to reflect the Fund’s investment in Bitcoin futures.

Response: The Registrant has updated the section of the Fund’s SAI titled “TAXES – FUND TAXATION” to add the following section in response to the Staff’s comment:

Taxation of the Global X Subsidiary

Engaged in a United States Trade or Business. The Fund intends to invest a portion of its assets (subject to the diversification rules applicable to regulated investment companies) in the Global X Subsidiary, which is intended to be treated as a corporation for U.S. federal income tax purposes. The Global X Subsidiary generally will not be subject to U.S. federal income tax on a net income basis unless it is deemed to be engaged in the conduct of a trade or business within the United States. The Global X Subsidiary intends to conduct its activities in a manner that is expected to meet the requirements of a safe harbor under the Code under which a taxpayer engaged solely in trading in stocks or securities or certain commodities for its own account will not be deemed to be engaged in a trade or business within the United States. If the Global X Subsidiary were not to qualify for this safe harbor and any income earned by the Global X Subsidiary were treated as “effectively connected” with the conduct of a trade or business in the United States, such income would be subject to regular U.S. federal income tax and the so-called “branch profits tax” imposed at a rate of 30%.

Withholding Tax. A foreign corporation that is not engaged in the conduct of a U.S. trade or business is nevertheless generally subject to U.S. federal withholding tax at a flat rate of 30% on the gross amount of certain U.S.-source income, such as dividends and certain interest income. The withholding tax does not apply to U.S.-source capital gains (whether long-term or short-term) or to certain interest payments. The Fund does not expect the Global X Subsidiary will earn income that will be subject to the 30% withholding tax.

CFC Rules. In general, a “United States shareholder” of a “controlled foreign corporation” (“CFC”) must include in gross income for U.S. federal income tax purposes its share of certain types of income of the CFC, regardless of whether the CFC distributes that income to the United States shareholder. A “United States shareholder” is a United States person who owns (directly, indirectly or constructively) 10% or more of the total combined (i) voting power of all classes of a foreign corporation’s voting stock or (ii) value of shares of all classes of stock of a foreign corporation. A foreign corporation is a CFC if, on any day during its taxable year,

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

“United States shareholders” own more than 50% of the voting power or value of its stock. The Fund expects that the Global X Subsidiary will be treated as a CFC and that the Fund will be treated as a “United States shareholder” of the Global X Subsidiary. As a “United States shareholder” of the Global X Subsidiary, the Fund will be required to include in its gross income its share of certain types of income earned by the Global X Subsidiary, regardless of whether corresponding cash amounts are distributed to the Fund in a given year. The Fund must distribute to its shareholders, at least annually, all or substantially all of its taxable income, including its share of the Global X Subsidiary’s income that is included in the Fund’s income under these rules, to qualify for treatment as a regulated investment company under the Code and avoid U.S. federal income and excise taxes. Therefore, the Fund’s investment in the Global X Subsidiary may require the Fund to dispose of portfolio investments or to borrow, in each case potentially under disadvantageous circumstances, to generate cash necessary to satisfy such distribution requirement. Such a disposition of investments will potentially cause the Fund to realize additional taxable gain or loss.

Investment Company Qualification. To qualify as a regulated investment company, the Fund must, among other things, derive at least 90% of its gross income for each taxable year from sources treated under the Code as “qualifying income.” Generally, income from commodities is not qualifying income. The Fund may seek to gain exposure to commodities through the Global X Subsidiary. Applicable tax regulations treat income and gain from the Global X Subsidiary as qualifying income. In the future, if the IRS issues new regulations or other guidance, or Congress enacts legislation, limiting the circumstances in which the annual net profit realized by the wholly-owned subsidiary and imputed for income tax purposes to the Fund is treated as “qualifying income,” the Fund might need to change its investment strategies, which could adversely affect the Fund.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

Appendix A

The Fund is an actively managed exchange traded fund (“ETF”) that seeks to achieve its investment objective by investing in equity securities of U.S. and non-U.S. issuers and select U.S.-listed digital asset funds that Global X Management Company LLC (the “Adviser”) believes are positioned to benefit from further advances in the fields of blockchain technology (“Blockchain Companies & Digital Asset Funds”), and in long positions on U.S. listed bitcoin futures (“Bitcoin Futures”) contracts. Such Bitcoin Futures contracts will be standardized, cash-settled bitcoin futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission (“CFTC”). Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Blockchain Companies & Digital Asset Funds and in long positions on U.S. listed Bitcoin Futures contracts. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Fund will invest substantially all of its assets in “long” positions on listed Bitcoin Futures contracts and in Blockchain Companies & Digital Asset Funds. To be “long” means to hold or be exposed to a security or instrument with the expectation that its value will increase over time. The Fund will benefit if it has a long position in a security or instrument that increases in value. The Fund seeks to gain exposure to Bitcoin Futures and certain digital asset funds, in whole or in part, through investments in a subsidiary organized in the Cayman Islands (the “Global X Subsidiary”). The Global X Subsidiary is wholly-owned and controlled by the Fund. The Fund’s investment in the Global X Subsidiary may not exceed 25% of the Fund’s total assets at each quarter-end of the Fund’s fiscal year. The Fund’s investment in the Global X Subsidiary is intended to provide the Fund with exposure to Bitcoin Futures and certain digital asset funds while enabling the Fund to satisfy source-of-income requirements that apply to regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s allocation determinations may be informed by a variety of criteria, including, but not limited to, liquidity, open interest/free float market capitalization, regulatory requirements, anticipated cost of carry, correlation to the price movements of bitcoin, other fundamental investment considerations and/or the then-current size of the Fund. Except as noted, references to the investment strategies and risks of the Fund include the investment strategies and risks of the Global X Subsidiary.

Bitcoin is a digital asset the ownership and behavior of which are determined by participants in an online, peer-to-peer network that connects computers that run publicly accessible, or “open source,” software that follows an agreed upon set of rules and procedures. This network is referred to as the "Bitcoin network," and the rules and procedures governing the Bitcoin network are commonly referred to as the "Bitcoin protocol". The value of bitcoin, like the value of other digital assets, is not backed by any government, corporation or other identified body. Ownership and the ability to transfer or take other actions with respect to bitcoin is protected through the Bitcoin protocol, which allows bitcoin to be sent to a publicly available address that is generated from a private numerical key, but which prevents anyone other than the holder of such private numerical key from accessing the bitcoin associated with the publicly available address. The supply of bitcoin is constrained or formulated by its protocol instead of being explicitly delegated to an identified body (e.g., a central bank or corporate treasury) to control. Bitcoin and certain other types of digital assets are sometimes referred to as digital currencies or cryptocurrencies. No single entity owns or operates the Bitcoin network, the infrastructure of which is collectively maintained by (1) a decentralized group of participants who run computer software that results in the recording and validation of transactions (commonly referred to as “miners”), (2) developers who propose improvements to the Bitcoin protocol and the software that enforces the protocol and (3) users who choose what Bitcoin software to run. Bitcoin was released in 2009 and, as a result, there is little data on its long-term investment potential. Bitcoin is not backed by a government-issued legal tender. Bitcoin is “stored” or reflected

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
October 26, 2021

on a blockchain. A blockchain is a distributed, digital ledger that records and stores transaction data of digital assets in units called “blocks”. The Fund will not invest in bitcoin directly.

Blockchain Companies & Digital Asset Funds includes companies that derive or are expected to derive at least 50% of their revenues, operating income, or assets from the following business activities:

1.Digital Asset Mining: Companies involved in verifying and adding digital asset transactions to a blockchain ledger (e.g. digital asset mining), or that produce technology used in digital asset mining.
2.Blockchain & Digital Asset Transactions: Companies that operate trading platforms/exchanges, custodians, wallets, and/or payment gateways for digital assets.
3.Blockchain Applications: Companies involved in the development and distribution of applications and software services related to blockchain and digital asset technology, including smart contracts.
4.Blockchain & Digital Asset Hardware: Companies that manufacture and distribute infrastructure and/or hardware used in blockchain and digital asset activities.
5.Blockchain & Digital Asset Integration: Companies that provide engineering and consulting services specifically tied to the adoption and utilization of blockchain and digital asset technology.

Blockchain Companies & Digital Asset Funds also include U.S.-listed companies or funds that directly own a material amount of digital assets. The Fund may also gain exposure to Blockchain Companies & Digital Asset Funds indirectly through investing in underlying ETFs holding Blockchain Companies & Digital Asset Funds, including affiliated Global X ETFs.

The Fund may concentrate (i.e., hold 25% or more of its total assets) in investments that provide exposure to bitcoin and Bitcoin Futures. The Fund concentrates its equity investments (i.e., holds 25% or more of its total equity assets) to the same extent that the Global X Blockchain ETF is concentrated.